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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                                  PROSOURCE INC
                                ----------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                      ------------------------------------
                         (Title of Class of Securities)

                                   743479 107
                                 --------------
                                 (CUSIP Number)

                                  February 1998
              ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages



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                                  SCHEDULE 13G


CUSIP No. 743479 107                                           Page 2 of 5 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Scott W. Keller

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [ ]

3        SEC Use Only

4        Citizenship or Place of Organization

                           5     Sole Voting Power
  Number of                         313,000
   Shares
Beneficially               6     Shared Voting Power
  Owned By                          -0-
    Each
  Reporting                7     Sole Dispositive Power
   Person                           313,000
    With
                           8     Shared Dispositive Power
                                    -0-

9        Aggregate Amount Beneficially Owned by Each Reporting Person
                                313,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                              [ ]

11       Percent of Class Represented By Amount in Row 9

                  8.88%

12       Type of Reporting Person*

                  IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                                               Page 3 of 5 Pages

Item 1.

     Item 1(a) Name of Issuer: Prosource Inc (the  "Issuer").

     Item 1(b) Address of Issuer's Principal Executive Offices: 1500 San Remo Ave, 10th Floor, Coral Gables, Florida, 33146

Item 2.

     Item 2(a) Name of Person Filing: Scott W. Keller (the "Reporting Person").

     Item 2(b) Address of Principal Business Office: 277 Park Avenue, 26th floor, New York, NY 10072.

     Item 2(c) Citizenship: United States.

     Item 2(d) Title of Class of Securities: Class A Common Stock, par value $.01 per share.

     Item 2(e) CUSIP Number: 743479 107.

     The filing of the Schedule 13G by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of
Section 13(d) of the Act, the beneficial owner of any securities covered by the
Schedule 13G and the Reporting Person hereby disclaims such beneficial ownership.

Item 3. If this statement is filed pursuant to 'SS' 240.13d-1(b) or 'SS' 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o);

     (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e) [ ] An investment adviser in accordance with 'SS' 240.13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with 'SS' 240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with 'SS' 240.13d-1(b)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [ ] Group, in accordance with 'SS' 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 'SS' 240.13d-1(c), check this box.
                                                                          [X]



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                                                               Page 4 of 5 Pages

Item 4. Ownership

     (a) Of the 313,000 shares of Class A Common Stock deemed beneficially held by the Reporting Person, 260,350 shares of Class A Common Stock are held by Guard Hill Capital LDC, a Cayman Islands company ("Guard Hill"), and 52,650 are held by various offshore funds and managed accounts. The Reporting Person is the sole shareholder of Cantitoe Capital Management, Inc., a Delaware corporation which acts as an investment adviser to Guard Hill Capital LDC. The Reporting Person is also the sole shareholder of Roubaix Holding Corp., a Delaware corporation which is the general partner of Guard Hill Advisors L.P., a Delaware limited partnership which acts as investment adviser to various offshore investment funds and managed accounts which beneficially own Class A Common Stock.

     (b) The 313,000 shares of Class A Common Stock deemed beneficially held by the Reporting Person constitute approximately 8.88% of the issued and outstanding shares of Class A Common Stock and 3.34% of the outstanding shares of Class A and Class B Common Stocks.

     (c) The Reporting Person has sole voting and dispositive power over 313,000 shares of Class A Common Stock.

     Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

               N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

               N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               N/A

Item 8. Identification and Classification of Members of the Group

               N/A

     If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group

               N/A

Item 10.    Certifications

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                                               Page 5 of 5 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 4/21/98
                                              --------------
                                                   Date

                                            /s/ Scott W. Keller
                                           ---------------------
                                              Scott W. Keller





                          STATEMENT OF DIFFERENCES
                          ------------------------

The section symbol shall be expressed as..............................  'SS'




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